Promissory Note

On this date of January 31, 2011, in return for valuable consideration received, Cougar Oil and Gas Canada Inc., the "Borrower", promises to pay to Kodiak Energy Inc., the "Lender", the sum of $900,000.00 Canadian Dollars, together with interest thereon at the rate of the Canadian Western Bank CDN Prime Rate plus 3 percent per annum. In addition, the Borrower undertakes to novate the Lender into all necessary agreements to affect the transfer to the Lender, of a 1% gross over-riding royalty, the "GORR", on 2 wells namely 4-22-89-3W5 and 102/10-21-89-3W5.

Terms of Repayment: This loan shall be repaid under the following terms: The principal and interest shall be paid in full on or before July 31, 2012. All payments shall be first applied to interest and the balance to principal.

Additional Interest: In the event that a payment due under this Note is not made within ten (10) business days of the time set forth herein, the Borrower shall pay additional interest of 2 percent per annum of the outstanding amount.

Place of Payment - all payments due under this note shall be made at Calgary, Alberta, or at such other place as the holder of this Promissory Note may designate in writing.

Conversion - This Promissory Note, including any accrued interest, is convertible at the option of the Lender into unregistered common shares of the Borrower at any time until 5 business days prior to the end of its term at the Conversion Price.

Conversion Price - The Conversion Price shall be the greater of 1) the previous 5 day volume weighted average price of the shares of the Borrower effective upon signing this Promissory Note, and, 2) $3.00 USD.

Prepayment - This Note may be prepaid in whole or in part at any time without premium or penalty. All prepayments shall first be applied to interest, and then to principal payments in the order of their maturity. Conversion rights will terminate upon repayment of the Note.

Default - In the event of default, the borrower agrees to pay all costs and expenses incurred by the Lender, including all reasonable legal fees for the collection of this Note upon default.

Acceleration of Debt - In the event that the borrower fails to make any payment due under the terms of this Note, seeks relief under the Bankruptcy Code, or suffers an involuntary petition in bankruptcy or receivership not vacated within thirty (30) days, the entire balance of this Note and any interest accrued thereon shall be immediately due and payable to the holder of this Note.

Unsecured Note -The Promissory Note is unsecured and therefore will be subordinate to any secured charges related to any existing or subsequently incurred or arranged secured debts of the Company.

Modification - No modification or waiver of any of the terms of this Agreement shall be allowed unless by written agreement signed by both parties. No waiver of any breach or default hereunder shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

Transfer of the Note - The borrowers hereby waive any notice of the transfer of this Note by the Lender or by any subsequent holder of this Note, agree to remain bound by the terms of this Note subsequent to any transfer, and agree that the terms of this Note may be fully enforced by any subsequent holder of this Note.

Severability of Provisions - In the event that any portion of this Note is deemed unenforceable, all other provisions of this Note shall remain in full force and effect.

Choice of Law - All terms and conditions of this Note shall be interpreted under the laws of Alberta.

Signed, this 1st day of February, 2011,

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Cougar Oil and Gas Canada Inc. "Borrower"

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Kodiak Energy Inc. "Lender"